Exhibit 31.3

Aston Bell Certified Public Accountant

Independent Accountant’s Report

131 West 35th Street, 8th Floor New York, NY 10001 Tel (212) 957-7385 17 Academy Street, Suite 1008 Newark, NJ 07102 Tel (973) 824-5773

Lehman ABS Corporation, as Depositor

1271 Avenue of the Americas, 40th Floor

New York, New York 10020

U.S. Bank Trust National Association, as Trustee

Corporate Trust Department

100 Wall Street

New York, NY 10005

Re:   Corporate Backed Trust Certificates, Goldman Sachs Capital I

         Securities-Backed Series 2004-6 Trust (the “Trust”)

Ladies and Gentlemen:

We have examined assertions of Lehman ABS Corporation (the “Depositor”) and U.S. Bank Trust National Association, (the “Trustee” and, together with the Depositor, the “Management”) that the Depositor and the Trustee have complied, in all material respects, with the provisions of the Standard Terms for Trust Agreements dated as of January 16, 2001, as supplemented by a series supplement dated as of March 19, 2004 (together, the “Trust Agreement”) in respect of the Corporate Backed Trust Certificates, Goldman Sachs Capital I Securities-Backed Series 2004-6 Trust (the “Trust”), during the period covered by the annual report on Form 10-K filed by the Depositor on behalf of the Trust for the year ended December 31, 2016 (the “Annual Report”). Management is responsible for compliance with the Trust Agreement. Our responsibility is to express an opinion on Management’s assertions based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Depositor’s and the Trustee’s compliance with the Trust Agreement and performing such other procedures as considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

The Depositor is a wholly-owned indirect subsidiary of Lehman Brothers Holdings Inc., which filed a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York on September 15, 2008. On December 6, 2011, the Bankruptcy Court entered an order confirming the Modified Third Amended Chapter 11 Plan of Lehman Brothers Holdings Inc. and its Affiliated Debtors (the “Plan”). And, on March 6, 2012, the Plan became effective and a notice of the Effective Date of the Plan was filed with the Bankruptcy Court. In addition, The Trust assets are held by the Trustee through an account at the Depository Trust Company. No liens, encumbrances, or adverse interests have been placed upon the assets of the Trust.

On April 27, 2016, the Trustee sent a notice to the Holders of Certificates Issued by the Trust and Other Potential Parties-in-Interest (the “Notice”) stating that it filed a petition (the “Petition”) with the District Court for the Second Judicial District of the State of Minnesota, County of Ramsey (the “Minnesota Court”). The Petition requests that the Minnesota Court authorize the Trustee to use Trust assets to (a) pay all fees and expenses including, without limitation, attorneys’ fees, incurred by the Trustee to date in connection with an adversary proceeding filed by Lehman Brothers Special Financing Inc. (“LBSF”) against the Trust in the United States Bankruptcy Court for the Southern District of New York (the “Litigation”), and (b) pay all future fees and expenses incurred by the Trustee in connection with the Litigation including, but not limited to, attorneys’ fees and expenses incurred in participating in the related mediation and defending the Litigation. Under the terms of the governing Trust documents, the Trustee is limited in its ability to incur Extraordinary Trust Expenses, which are defined in the Standard Terms as “any and all costs, expenses or liabilities arising out of the establishment, existence or administration of the Trust, other than (i) Ordinary Expenses [as defined in the Standard Terms], and (ii) costs and expenses payable by a particular Certificateholder, the Trustee or the Depositor pursuant to this Trust Agreement.” The Notice also sets forth that the Minnesota Court has entered an order for a hearing on the Petition to be held on June 13, 2016.

And, on August 22, 2016, a Notice was sent to the Holders of Certificates Issued by the Trust and Other Potential Parties-in-Interest (the “Notice”) stating that on August 9, 2016, the District Court for the Second Judicial District of the state of Minnesota, County of Ramsey (the “Minnesota Court”) rendered its decision with respect to the petition filed by the Trustee (the “Petition”) requesting that the Minnesota Court authorize the Trustee to use Trust assets to (a) pay all fees and expenses incurred by the Trustee in connection with an adversary proceeding filed by Lehman Brothers Special Financing Inc. (“LSBF”) against the Trust in the United States Bankruptcy Court for the Southern District of New York, (the “Litigation”), and (b) pay all future fees and expenses that the costs and expenses incurred by the Trustee in connection with the Litigation and the related mediation. Among other things, the Minnesota Court ruled that the costs and expenses of participating in the mediation and defending the Litigation constituted Extraordinary Expenses under the terms of the Trust Agreement. The Minnesota Court further ruled that there are three methods for paying Extraordinary Expenses: (a) from the Trust Property upon the consent of 100% of the Certificateholders, (b) a lesser percentage of the Certificateholders may own funds, or (c) indemnification of the Trustee by the Depositor. Unless all three of these methods are “not available,” the Minnesota Court determined that there is no change in circumstances requiring a modification of the Trust.

In our opinion, the Depositor and the Trustee have complied, in all material respects, with the Trust Agreement during the period covered by the Annual Report and Management’s assertions with respect to such compliance are fairly stated, in all material respects, for the year ended December 31, 2016.

New York, New York

March 23, 2017

ASTON BELL, CPA

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